

August 9, 2010

Mr. Scott W. Scampini
Chief Financial Officer
ZBB Energy Corporation
N 93 W14475 Whittaker Way
Menomonee Falls, WI 53051

> **Re: ZBB Energy Corporation**
> **Form 10-K/A for the Fiscal Year Ended June 30, 2009**
> **Filed February 12, 2010**
> **Form 10-Q for the Quarterly Period Ended March 31, 2010**
> **File No. 001-33540**

Dear Mr. Scampini:

We have reviewed your supplemental response letter dated July 28, 2010 and have the following comments. As noted in our comment letter dated June 1, 2010, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K/A for Fiscal Year Ended June 30, 2009

Note 2 – Summary of Significant Accounting Policies, page 32

1.   We note your response to comment one from our letter dated June 25, 2010 and that you have determined the AEST contract is a research and development funding agreement not a collaborative agreement as currently disclosed. With regards to your proposed disclosure addressing 1) your accounting policy for recognition of government funding and 2) specific information related to the AEST Contract, please include the following:

-   Disclose the terms of the AEST contract.

    It is not clear how the objectives of the contract that you currently propose to disclose relate to your performance or obligations under the contract. Further, you disclose that the funding is toward development costs and include the production and delivery of an energy storage system. We assume the energy storage system delivered is transferred to Commonwealth Scientific and Industrial Research Organization's ("CSIRO") Newcastle Energy Centre in New South Wales. If not, please advise us of the terms of use by CSIRO, whether you have capitalized the energy storage system and expand your disclosure accordingly. Please refer to FASB ASC 730-20-50 for disclosure required for research and development arrangements.

- File as an exhibit your AEST contract.

We note your incorporation by reference of Exhibit 10.2 filed with Form 8-K on July 11, 2007. We do see an exhibit filed with the Form 8-K referenced. Please advise us of the date the contract was filed or include it with your current report.

2.   Please refer to comment three from our letter dated June 25, 2010 and your proposed disclosure as of June 30, 2009 and 2010.

- Tell us and disclose the total costs incurred at March 31, 2010.

In the event total accumulated costs under the contract exceed the total budgeted expenditure of $4.7 million, please include disclosure explaining the reasons for the additional costs and whether all of the costs were absorbed by you.

- Tell us the costs incurred subsequent to March 31, 2010.

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3377 if you have any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief